Exhibit 5.1
October 1, 2010
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario
M5K 1A2
Dear Sirs:
I have acted as Canadian counsel to The Toronto-Dominion Bank, a Canadian chartered bank (the “Bank”), in connection with the registration with the Securities and Exchange Commission of up to 31,568 of the Bank’s common shares (the “Shares”) of which, (i) 11,268 Shares are registered in connection with the issuance to employees of The South Financial Group, Inc. (“TSFG”) resident in the United States pursuant to the exercise of awards granted under the stock plans listed in Annex A hereto (“Stock Plans”) and converted into awards with respect to Shares, (ii) 20,000 Shares are registered in connection with The South Financial Group, Inc. 401(k) Plan (“401(k) Plan”) and (iii) 300 Shares are registered in connection with The South Financial Group 2005 Executive and Director Deferred Compensation and Stock Award Plan (“Deferred Compensation Plan” and, collectively, the “Plans”), in each case, pursuant to the terms of that certain Agreement and Plan of Merger, dated May 16, 2010, by and among the Bank, TSFG and Hunt Merger Sub, Inc., a wholly-owned subsidiary of the Bank.
I have examined such questions of law and documents as I have deemed necessary or advisable in order to enable me to express the opinion hereinafter set forth. For purposes of this opinion, I have assumed that:
(a)	the Shares to be delivered under the 401(k) Plan and the Deferred Compensation Plan (collectively, the “Purchased Shares”) will be purchased on the open market; and
(b)	at the time of issuance of any Purchased Shares that are not issued and outstanding on the date hereof:
(i)	such shares will have been duly authorized for issuance by the Bank; and
(ii)	the Bank will have received valid consideration for such shares.
Based on the foregoing, I am of the opinion that when the Shares are issued or delivered in accordance with the terms of the applicable Plan, the Shares will be validly issued, fully paid and non-assessable common shares of the Bank.
I am a solicitor qualified to carry on the practice of law in the Province of Ontario and I express no opinion as to any matters governed by any laws other than the laws of the Province of Ontario and the federal laws of Canada applicable therein.
I hereby consent to the filing of this opinion as an exhibit to the Bank’s registration statement on Form S-8 with respect to the Shares (the “Registration Statement”), as filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and to the use of my name in that Registration Statement.
Yours truly,
/s/ Christopher A. Montague

Annex A
Stock Plans
TSFG Stock Option Plan
TSFG Long Term Incentive Plan
The South Financial Group, Inc. Amended and Restated Directors’ Stock Option Plan
1995 Nonstatutory Stock Option Plan of Gulf West Banks, Inc.
CNB Florida Bancshares, Inc. 1998 Performance-Based Incentive Plan
Pointe Financial Corporation 1998 Incentive Compensation and Stock Award Plan
401(k) Plan
The South Financial Group, Inc. 401(k) Plan, as amended
Deferred Compensation Plan
The South Financial Group 2005 Executive and Director Deferred Compensation Plan